UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company (Issuer))

EUCALYPTUS ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49720P506

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Telephone: (843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, NC 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

FAQ attachment to email to Kintera, Inc. employees from Richard LaBarbera, CEO.

Frequently Asked Questions – Blackbaud and Kintera Employees

Acquisition overview

How will this acquisition benefit Kintera stakeholders?

Positively. Kintera clients and prospects will be free to select Kintera’s industry leading events, fundraising and other solutions confident in the knowledge that they are backed by Blackbaud’s robust corporate infrastructure. As detailed below, the impact for employees and other stakeholders is also expected to be positive.

Why is Blackbaud acquiring Kintera?

•

When we conducted our long range planning effort (LRP) in 2006, one of our top strategic initiatives was online communication and collaboration. This acquisition enables us to accelerate our strategy in this space with a proven product with thousands of customers.

•

Simply put, the addition of Kintera makes Blackbaud the undisputed leader in internet fundraising. We have more customers (~4500 combined), raise more money, and send more emails than anyone else in the industry.

•	BBNC and Sphere give us the broadest and deepest set of internet solutions available to the market. This enables us to match customer need to the right solution.
•

Kintera’s other key products, such as FundWare and its P!N analytics, are also pioneers in their space and have a strong market presence. Combining them with Blackbaud’s offerings strengthens our position in these markets and our ability to serve customer needs.

Acquisition process questions

When will the acquisition process be completed?

Our goal is to complete the acquisition by early July (~30 days). However, because Kintera is a public company, there are many administrative factors related to the share tender process that will determine when the deal officially closes. During that time, both companies will continue to operate as separate companies, competing with each other as they did prior to this announcement.

In general, we can do some tightly coordinated planning, but we can not execute changes in either of our businesses during this time. Thus, you may not contact members of the other company (Blackbaud or Kintera), cannot discuss customers with them, share information with them or involve yourselves with them in any way.

A customer is raising issues that are specific to them that are not covered by the generic messaging. Who do I contact for more information?

Should any of your customers raise Kintera-Blackbaud issues that are specific to them, contact a member of the Integration Leadership Team so they can be involved. You should contact the person from your company below based on the product the customer has questions about:

•	Sphere – Shaw Drummond (Blackbaud); Rich LaBarbera (Kintera)
•	P!N – Chris South (Blackbaud); Ian Gruber (Kintera)
•	Fundware – Scott Butler (Blackbaud); Scott Bechler (Kintera)
•	Other issues – Bob Hughes (Blackbaud); Rich LaBarbera (Kintera)

Employee and Organization questions

What will be my job status as a member of Blackbaud? Will there be layoffs?

No. Blackbaud has a history of maintaining and protecting staff at acquired companies, as can be witnessed by our recent acquisitions of eTapestry and the Target Companies, now operating as divisions of Blackbaud. The knowledge and experience in the people from Kintera is invaluable because they/you pioneered this space and have more experience than anyone in the industry. Many people who joined Kintera in the early days are still with the company today. We see great synergy between Kintera and Blackbaud, and we want to protect and enrich the Kintera customer base and hope to benefit by the knowledge resident in the Kintera staff.

Who will lead Kintera? Who will that person report to?

Richard LaBarbera will continue to lead Kintera, reporting to Marc Chardon, Blackbaud’s CEO.

Will Kintera’s location change?

No. As with Blackbaud’s other recent acquisitions, Kintera will continue to operate in its existing locations as part of the overall Blackbaud organization.

Kintera has recently laid off a number of employees. Will more be laid off?

No. The company has had significant financial problems, particularly in this tough market, and has already undergone a series of staff reductions. We will leverage the vast amount of talent across both companies to create an organizational structure that puts the right people in the right roles for the combined entity.

How will the Kintera and Blackbaud sales force structures work?

It is too early to determine just how the combined companies will adjust their sales operations to make best use of the knowledge and talent therein. In fact, we cannot make any changes in organizational structure until the acquisition closes.

With the eTapestry acquisition, Blackbaud maintained eTapestry’s sales, marketing and product organizations. At Target, Blackbaud took a hybrid approach. With TSI (Target Software), where there were very short term synergies, we almost immediately started collaborating on sales and moved quickly to restructure TSI’s much smaller sales team to leverage the resources based in Charleston. With TAG, Blackbaud held off making short term changes in favor of taking time to assess the best way to combine the different TAG and BBA sales approaches. This evaluation led to the eventual merger of the Target Analytics Group (TAG) with Blackbaud Analytics, blending the sales organizations while protecting and cross-selling the product offerings. Blackbaud examines the financial, market and organizational structures within its acquisitions and the combined management then adjusts them as necessary to provide the best possible set of solutions for its customers, as well as professional opportunities for existing staff.

For Kintera sales and support personnel, how will product and territorial coverage be impacted following the acquisition?

Blackbaud and Kintera will jointly examine the sales and support structures of the two companies and adjust them as necessary to assure both the protection of the individuals involved and the customer.

For Blackbaud sales and support personnel how will the addition of the Kintera product set to the Blackbaud portfolio affect them?

It is too early to tell how the various product and service elements of the companies will be impacted, whether Kintera’s sales people will be able to offer The Raiser’s edge, for example, or whether Blackbaud sales people will be able to offer Kintera’s products. This will be worked out as we examine the structures of the two companies and determine the most efficient way to go to market, protect the customer base, and provide growth opportunities for employees.

What will happen to the benefits package that Kintera offers?

Blackbaud examines the benefits structure of the companies it acquires, maintaining or adjusting them to best serve employee interests. During the period in which the acquisition is being finalized, your plan will remain as-is. Once the deal closes, you will be receiving clear and timely communication from HR if there are any projected changes to your plan.

Product and Product Roadmap questions

What are the names of the key products for each company?

•

Blackbaud NetCommunity is Blackbaud’s online solution for interactive website management, online Marketing, and event management with tight integration to The Raiser’s Edge and Blackbaud Enterprise CRM.

•

RE: NetSolutions provides easy-to-use point solution for online fundraising and communication tools (email, online donations, online membership, online event registration) with tight integration to The Raiser’s Edge.

•

Sphere — Kintera historically branded their internet marketing and fundraising product as Sphere, but they have recently moved away from this branding and call it Kintera’s on demand marketing and donor management solution.

•	FundWare is Kintera’s fund accounting product
•	P!N is Kintera’s wealth screening and profiling product
•	Kintera Donor Advised Fund is Kintera’s product for financial services companies managing donor advised funds
•	Kintera Connect is Kintera’s open API platform for their online marketing and fundraising solution (Sphere).

Blackbaud has historically “rolled up” the companies it has acquired and then forced customers of those companies to convert.

Actually, in recent history, this is not true. Consider the recent acquisition of eTapestry and the Target companies. Even if you go back to 2006 and earlier, while Product Support may have terminated after a few years for some of the products offered by companies we acquired, the time frame for that support ran far past the normal product life for software. Frequently, the products acquired by Blackbaud are, in fact, fully maintained and there is no pressure for customers to convert to a Blackbaud-originated product.

What will happen with Kintera products that directly compete with Blackbaud, such as Sphere, FundWare and P!N?

Kintera’s suite of products will continue to serve existing customers and be actively sold to prospective customers as well. The two organizations will examine the capabilities of the products and, over time, may choose to incorporate the strengths of one product with another so that the customer receives the best possible solution.

Similarly, an examination of the R&D capabilities of both Kintera and Blackbaud will be made, a product roadmap developed and investments made that will focus on developing product extensions and new products suited to the changing needs of the market. We anticipate having an update on a joint roadmap approximately 90 days after the acquisition closes.

How will Blackbaud approach the Kintera’s principal product, their internet marketing and fundraising product (formerly branded Sphere)?

Sphere and Blackbaud NetCommunity are both strong internet solutions that largely serve very different customer segments – RE customers and non-RE customers. We plan to continue to support AND invest in both products. Both Product Development teams will continue their efforts to deepen products to serve their respective market segments.

We will be creating a guide for sales teams to know what product is best suited for which customer segments so that we can best serve our customers. This guide will be available when the acquisition closes. In the meantime, you should operate business as usual and in no way attempt to use the announcement of this pending acquisition as a means to push a sale to either product.

Once the acquisition closes, we will be working on a joint roadmap for internet solutions that enables us to leverage each other’s capabilities and expertise to best serve our customers. Some examples of things we will immediately explore:

-	How we can integrate Kintera’s internet solution (Sphere) to The Raiser’s Edge.
-	How we can leverage Blackbaud’s CRM capabilities with Kintera’s online donor management solution?
-	Can we integrate Kintera’s internet solution with Team Approach?
-	How can we build Kintera’s capabilities into Blackbaud NetCommunity?

Will Blackbaud continue to invest in Blackbaud NetCommunity?

Sphere and Blackbaud NetCommunity are both strong internet solutions that largely serve very different customer segments – RE customers and non-RE customers. We plan to continue to support AND invest in both products. Both Product Development teams will continue their efforts to deepen products to serve their respective market segments.

We will be creating a guide for sales teams to know what product is best suited for which customer segments so that we can best serve our customers. This guide will be available when the acquisition closes. In the meantime, you should operate business as usual and in no way attempt to use the announcement of this pending acquisition as a means to push a sale to either product.

Once the acquisition closes, we will be working on a joint roadmap for internet solutions that enables us to leverage each other’s capabilities and expertise to best serve our customers. Some examples of things we will immediately explore:

-	How we can integrate Kintera’s internet solution (Sphere) to The Raiser’s Edge.

-	How we can leverage Blackbaud’s CRM capabilities with Kintera’s online donor management solution?
-	Can we integrate Kintera’s internet solution with Team Approach?
-	How can we build Kintera’s capabilities into Blackbaud NetCommunity?

Will Blackbaud develop integration between Sphere and The Raiser’s Edge?

Yes. We plan to develop integration between Kintera’s online solutions (i.e. Sphere) and all of Blackbaud’s CRM products (Team Approach, The Raiser’s Edge, Blackbaud Enterprise CRM) that is better than the integration provided by any other online provider.

There are a number of Team Approach customers that use Convio for their online solution. Will we continue to support integration with Convio in the future?

Yes. We plan to continue support for the generic web services connector we have built for Team Approach, and we will continue to be a responsive technology partner for our clients and the vendors they choose. We will also be working to create deeper integration between Sphere and Team Approach. We believe that the integration between Kintera’s online solutions (Sphere) and any of the Blackbaud CRM products (Team Approach, The Raiser’s Edge, Blackbaud Enterprise CRM) will be better than the integration to any other online provider.

P!N is a well recognized analytical product by the higher education market. How will it benefit from an association with Blackbaud?

Blackbaud’s analytical products have been combined with those of Target to form the broadest and most sophisticated suite of nonprofit analytical tools in the market. Adding P!N to that suite will give our combined company an even broader set of offerings, especially with wealth screening and profiling. This will enable us to leverage the combined strengths of the Target, Kintera and Blackbaud R&D teams.

What will happen to FundWare?

FundWare will continue to be supported for the foreseeable future. Longer term, Blackbaud would like to have a single accounting package that meets the needs of our joint customers, and we will help them convert at a time which is most beneficial for them. As we’ve done in the past with acquisitions of companies that offer products that overlap with an existing Blackbaud product (e.g. Campagne’s GiftMakerPro), we will continue to support the product until there is a viable alternative that is financially attractive to customers.

Over the first 90 days after the acquisition closes, we will develop a joint roadmap for accounting solutions that aligns FundWare, FE v7.x, and FE v8.0 after we have had time to examine the product capabilities in detail.

What about Kintera’s Donor Advised Fund Solution?

As with all of our products, we plan to support Kintera’s Donor Advised Fund solution long after the end of its product life cycle.

How does Blackbaud view future product development?

Blackbaud has focused on building the best products and services for the nonprofit sector for over a quarter century. It has helped nonprofits with multi-site needs, with a need for online capabilities and for analytical competence. As the needs of the nonprofit sector continue to evolve, Blackbaud will use all of its expertise, home-grown or acquired, to continue to provide the best products.

Notice to Investors

The tender offer for the outstanding shares of common stock of Kintera, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Kintera will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Kintera stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (866) 328-5439 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Kintera (with respect to documents filed by Kintera with the SEC) by going to the Investor Relations section of Kintera’s website at www.kintera.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Letter to Kintera, Inc. Fundware VAR partners from Richard LaBarbera, CEO of Kintera, Inc. and Marc Chardon, President and CEO of Blackbaud, Inc.

Dear Kintera Partner,

We are pleased to announce that Kintera has entered into a definitive agreement to be acquired by Blackbaud, the nation’s leading provider of software and related services to the nonprofit sector. We intend to close the transaction in early July.

Because you are a valued channel partner of Kintera’s, Blackbaud intends to maintain and develop the relationships and programs that you and Kintera have worked hard to put in place. Blackbaud intends to continue support for FundWare and recognizes its importance as a key element in supporting the finance and accounting needs of the nonprofit sector.

Perhaps even more important is the fact that Kintera and Blackbaud’s combined R&D capabilities should enhance our ability to continually improve product capabilities designed to help the nonprofit sector meet the demand for increased controls and accountability. That should mean more options and opportunities for you.

Finally, upon completion of the deal, Kintera will operate as a Blackbaud company, which means that Kintera’s solutions will be backed by Blackbaud’s robust corporate infrastructure.

Until the transaction is complete, Kintera and Blackbaud will continue to operate as two separate companies. However, rest assured that Blackbaud realizes how important your role was in making Kintera successful and, once the transaction is complete, we both look forward to a long and healthy partnership with you focused on empowering the giving experience.

Should you have any questions as we move forward, please feel free to contact either of us.

Marc Chardon	Rich LaBarbera
President & CEO, Blackbaud.	President & CEO, Kintera

The tender offer for the outstanding shares of common stock of Kintera, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Kintera will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Kintera stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (866) 328-5439 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Kintera (with respect to documents filed by Kintera with the SEC) by going to the Investor Relations section of Kintera’s website at www.kintera.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Letter to Kintera, Inc. VAR partners from Richard LaBarbera, CEO of Kintera, Inc. and Marc Chardon, President and CEO of Blackbaud, Inc.

Dear Kintera Partner,

Kintera has entered into a definitive agreement to be acquired by Blackbaud, the nation’s leading provider of software and related services to the nonprofit sector. We intend to close the transaction in early July.

Because you are a valued channel partner of Kintera’s, we hope that you are as excited about the possibilities that this relationship holds as we are. In addition to maintaining Kintera’s traditional partner programs Blackbaud intends to continue to support and enhance the Kintera Connect program. The company fully realizes the importance of the product and of Kintera’s skills in taking those products to market, along with the company’s other key products for engagement, accounting and its open platform tools.

Blackbaud is committed to maintaining and enhancing its well-received Open API strategy and Kintera will be a key element in that. Thus, there will be significant opportunities to leverage Blackbaud’s Infinity platform as you pursue future development efforts of your own.

Perhaps even more important is the fact that Kintera and Blackbaud’s combined R&D capabilities should enhance our ability to continually improve our suite of products designed to meet the increasingly complex needs of the nonprofit community. That should mean more options for your customers as well as more opportunities for you.

Finally, upon completion of the deal, Kintera will operate as a Blackbaud company, which means that Kintera’s solutions will be backed up by Blackbaud’s robust corporate infrastructure.

Until the transaction is complete, Kintera and Blackbaud will continue to operate as two separate companies. However, rest assured that Blackbaud realizes how important your role was in making Kintera successful and, once the transaction is complete, we both look forward to a long and healthy partnership with you focused on empowering the giving experience.

Should you have any questions as we move forward, please feel free to contact either of us.

Marc Chardon	Rich LaBarbera
President & CEO, Blackbaud.	President & CEO, Kintera

The tender offer for the outstanding shares of common stock of Kintera, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Kintera will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Kintera stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (866) 328-5439 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Kintera (with respect to documents filed by Kintera with the SEC) by going to the Investor Relations section of Kintera’s website at www.kintera.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.